

Mail Stop 3561

December 11, 2015

<u>Via E-mail</u>
Mr. Blake Olafson
Chief Executive Officer
Alexandra Capital Corp.
2075 West 37th Avenue
Vancouver, British Columbia
Canada V6M 1N7

> **Re: Alexandra Capital Corp.**
> **Amendment No. 3 to Form 20-FR (12g)**
> **Filed December 8, 2015**
> **File No. 000-55509**

Dear Mr. Olafson:

   We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

   After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

<u>Item 18. Financial Statements, page 54</u>

1. Please include the audited financial statements for the years ended November 30, 2013 and 2012 under this heading.

<u>Financial Statements for the Fiscal Years Ended November 30, 2013 and 2012</u>

<u>Independent Auditors' Report, page 101</u>

2. Please refer to Item 17(c) of Form 20-F and AU 341.13 and amend your filing to provide a revised independent auditor's report that:

- indicates management's responsibility that the financial statements are in accordance with IFRS as issued by the IASB;

- indicates that the audit was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States); and

- includes an opinion on whether the financial statements comply with IFRS as issued by the IASB.

You may contact Myra Moosariparambil at (202) 551-3796 or John Archfield at (202) 551-3315 if you have questions regarding comments on the financial statements and related matters. Please contact John Coleman, Mining Engineer, at (202) 551-3610 with questions on engineering related comments. Please contact Hillary Daniels at (202) 551-3959 or Jim Lopez at (202) 551-3536 with any other questions.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director
Office of Beverages, Apparel, and Mining

cc: William L. Macdonald, Esq.
        Macdonald Tuskey